

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2021

Matías Gaivironsky
Chief Financial and Administrative Officer
Cresud Inc.
Carlos Della Paolera 261
(C1001ADA) Ciudad Autónoma de Buenos Aires, Argentina

>   **Re: Cresud Inc.**
>   **Registration Statement on Form F-3**
>   **Filed January 6, 2021**
>   **File No. 333-251906**

Dear Mr. Gaivironsky:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jonathan Burr at 202-551-5833 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction